

October 23, 2019

Karri Callahan
Chief Financial Officer
RE/MAX Holdings, Inc.
5075 South Syracuse Street
Denver, Co 80237

      Re: RE/MAX Holdings, Inc.
          Form 10-K for the year ended December 31, 2018
          Filed February 22, 2019
          Form 10-Q for the quarterly period ended June 30, 2019
          Filed August 2, 2019
          File No. 001-36101

Dear Ms. Callahan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2019

2. Summary of Significant Accounting Policies
Revenue Recognition, page 9

1. We note your disclosure that you recognize an offsetting liability on the balance sheet equal to marketing fund fees received. Please tell us your specific basis for the timing and amounts of marketing costs you accrued. Please cite any relevant accounting literature in your response.

<u>6. Acquisitions, page 17</u>

2.   Please explain to us why you allocated approximately $38 million to other current liabilities as a result of your acquisition of the marketing funds. In your response, clarify for us whether this liability is related to your policy for marketing fund fees in which you recognize a liability and expense equal to marketing fund fees received.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Howard Efron, at (202) 551-3439 or Robert Telewicz, at (202) 551-3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction